UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025	Commission File Number: 001-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

NO INCORPORATION BY REFERENCE

The information included in this Form 6-K, including Exhibits 99.1 and 99.2 attached hereto, is not incorporated by reference into, and does not form a part of, any registration statement previously filed by the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 7, 2025	By:	/s/ Derek Bulas
		Name:	Derek Bulas
		Title:	Vice President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2024 Annual Report

99.2	Report on Modern Slavery